UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,835,213
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,835,213
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,835,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,126,839
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,126,839
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG AMBROSE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,905
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 126,905
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG HALIFAX FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,150
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 132,150
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 562,375
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 562,375
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS FUND III, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,611
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,611
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,126,839
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,126,839
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,126,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,962,052
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,962,052
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,962,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 594,986
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 594,986
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,816,093
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,816,093
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,816,093
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,816,093
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,816,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,816,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,816,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,816,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,816,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,816,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,816,093
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,816,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 51,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 42,000 Shares underlying stock options that are convertible into Shares within 60 days of the date hereof.

CUSIP NO. 78463B101

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Effective September 9, 2008, Jeffrey C. Smith resigned from his position as a member of the Board of Directors of the Issuer on a voluntary basis.  Accordingly, Mr. Smith is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 7.  Additionally, upon Mr. Smith’s resignation the Reporting Persons shall cease to have representation on the Issuer’s Board of Directors.

Pursuant to the Joint Filing Agreement described and defined below in Item 6, the remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 6,816,093 Shares beneficially owned in the aggregate by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III is approximately $31,547,264, including brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,659,342 Shares outstanding, as of July 21, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

A.	Starboard

(a)	As of the date hereof, Starboard beneficially owned 4,835,213 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 4,835,213
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,835,213
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Starboard since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 78463B101

B.	Parche

(a)	As of the date hereof, Parche beneficially owned 1,126,839 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,126,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,126,839
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Parche since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	RCG Ambrose

(a)	As of the date hereof, RCG Ambrose beneficially owned 126,905 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 126,905
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 126,905
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by RCG Ambrose since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG Halifax

(a)	As of the date hereof, RCG Halifax beneficially owned 132,150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 132,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 132,150
4. Shared power to dispose or direct the disposition: 0
(c)	Transactions in the Shares by RCG Halifax since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

E.	Ramius Master

(a)	As of the date hereof, Ramius Master beneficially owned 562,375 Shares.

Percentage: Less than 1%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 562,375
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 562,375
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Master since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

F.	Ramius Fund III

(a)	As of the date hereof, Ramius Fund III beneficially owned 32,611 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 32,611
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,611
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Ramius Fund III since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

G.	RCG Enterprise

(a)
As of the date hereof, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 1,126,839 Shares beneficially owned by Parche.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,126,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,126,839
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise has not has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares by Parche since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

H.	RCG Starboard Advisors

(a)
As of the date hereof, as the investment manager of Starboard and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 4,835,213 Shares owned by Starboard and (ii) 1,126,839 Shares owned by Parche.

CUSIP NO. 78463B101

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 5,962,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,962,052
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D on behalf of Parche and Starboard are set forth on Schedule A and incorporated herein by reference.

I.	Ramius Advisors

(a)
As of the date hereof, as the investment advisor of Ramius Master and Ramius Fund III, Ramius Advisors may be deemed the beneficial owner of (i) 562,375 Shares owned by Ramius Master and (ii) 32,611 Shares owned by Ramius Fund III.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 594,986
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 594,986
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D on behalf of Ramius Master and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

J.	Ramius

(a)
As of the date hereof, as the sole member of RCG Starboard Advisors, the managing member of Ramius Advisors (the investment manager of Ramius Master) and the investment manager of RCG Halifax and RCG Ambrose, Ramius may be deemed the beneficial owner of (i) 4,835,213 shares owned by Starboard, (ii) 1,126,839 Shares owned by Parche, (iii) 126,905 Shares owned by RCG Ambrose, (iv) 132,150 Shares owned by RCG Halifax, (v) 562,375 Shares owned by Ramius Master and (vi) 32,611 Shares owned by Ramius Fund III.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 6,816,093
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,816,093
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
As of the date hereof, as the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 4,835,213 shares owned by Starboard, (ii) 1,126,839 Shares owned by Parche, (iii) 126,905 Shares owned by RCG Ambrose, (iv) 132,150 Shares owned by RCG Halifax, (v) 562,375 Shares owned by Ramius Master and (vi) 32,611 Shares owned by Ramius Fund III.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 6,816,093
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,816,093
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 4,835,213 shares owned by Starboard, (ii) 1,126,839 Shares owned by Parche, (iii) 126,905 Shares owned by RCG Ambrose, (iv) 132,150 Shares owned by RCG Halifax, (v) 562,375 Shares owned by Ramius Master and (vi) 32,611 Shares owned by Ramius Fund III.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,816,093
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,816,093

CUSIP NO. 78463B101

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D on behalf of Parche, Starboard, RCG Ambrose, RCG Halifax, Ramius Master and Ramius Fund III are set forth on Schedule A and incorporated herein by reference.

M.	Mr. Smith

(a)	As of the date hereof, Mr. Smith beneficially owned 9,000 Shares, in addition to 42,000 Shares underlying stock options that may be converted into Shares within 60 days of the date hereof.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 51,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 51,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Smith did not enter into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 7 reports the sale of an aggregate of 70,505 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

On September 11, 2008, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which they agreed to the joint filing on behalf of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 78463B101

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Exhibit 99.1 Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated September 11, 2008.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
By: RCG Starboard Advisors, LLC,
    its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
    its managing member

RCG AMBROSE MASTER FUND, LTD.
By: Ramius LLC,
    its investment manager

RCG HALIFAX FUND, LTD.
By: Ramius LLC,
    its investment manager

RAMIUS FUND III, LTD
By: Ramius Advisors, LLC,
    its investment manager

RAMIUS MASTER FUND, LTD.
By: Ramius Advisors, LLC,
    its investment manager

RCG ENTERPRISE, LTD
By: Ramius LLC,
    its investment manager

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
    its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
    its managing member

RAMIUS LLC
By: C4S & Co., L.L.C.,
    as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon	Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss	JEFFREY C. SMITH

CUSIP NO. 78463B101

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

14,942	6.9709	09/09/2008
22,521	6.7914	09/10/2008
12,463	6.7155	09/11/2008

PARCHE, LLC

3,536	6.9709	09/09/2008
5,331	6.7914	09/10/2008
2,950	6.7155	09/11/2008

RAMIUS MASTER FUND, LTD.

1,715	6.9709	09/09/2008
2,586	6.7914	09/10/2008
1,431	6.7155	09/11/2008

RAMIUS FUND III, LTD

101	6.9709	09/09/2008
153	6.7914	09/10/2008
84	6.7155	09/11/2008

RCG AMBROSE MASTER FUND, LTD.

403	6.9709	09/09/2008
607	6.7914	09/10/2008
336	6.7155	09/11/2008

CUSIP NO. 78463B101

RCG HALIFAX FUND, LTD.

403	6.9709	09/09/2008
607	6.7914	09/10/2008
336	6.7155	09/11/2008